Exhibit 99.1

Santiago, March 16, 2020

Mr.

Joaquín Cortez Huerta

Chairman

Commission for the Financial Market

Av. Libertador Bernardo O’Higgins 1449, 12th floor

Present

Re: Material Fact report

Dear Chairman:

In accordance with the provisions of Article 9 and 10 of the Securities Market Law and in General Rule No. 30, duly authorized, I inform as a Material Fact of LATAM Airlines Group S.A. (“LATAM Airlines”), Securities Registration No. 306, the following:

LATAM Airlines and its affiliates continue to take immediate measures to minimize possible effects of the current scenario and the uncertainty caused by the COVID-19 (coronavirus) outbreak.

Along these lines, and in addition to the significant efforts it is making to protect the health and safety of its passengers and workers, the LATAM group announces an update of the reduction in capacity of 70% of the total operations, corresponding 90% to international operations and 40% to domestic operations.

The situation will continue to be monitored day by day and the LATAM group will maintain the flexibility to make the necessary capacity adjustments or other additional measures depending on the development of the situation generated by COVID-19.

Sincerely,

Juan Carlos Menció

Vice President of Legal Affairs

LATAM Airlines Group S.A.